DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

CONFIDENTIAL TREATMENT REQUESTED
 BY LAUREATE EDUCATION, INC.
UNDER 17 C.F.R. §§ 200.80(b)(4) and 200.83

March 9, 2016

via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. — Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in furtherance to conversations with members of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding comment numbers 2, 3 and 4 in your letter to the Company dated January 13, 2016, with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”). In this letter, the Company is providing the Staff with additional information on how it applied the Relief-from-Royalty Method (“RFRM”) to value its trade name intangible assets.  More specifically, as the Company has come to better understand the remaining questions of the Staff, the Company would like to address the Staff’s question as to whether and how the Company used market data in applying the RFRM, and how it determined the percentage of operating profit to allocate to trade names when the profit-split analysis was performed as part of the RFRM. As summarized below, the trade name intangible assets include: (i) the Laureate trade name from the leveraged buy-out (“LBO”) in 2007, (ii) institution trade names from the LBO, and (iii) institution trade names acquired after the LBO.  The following discussions regarding our profit-split analysis as part of the RFRM are only applicable to the

Company’s institution trade names. For the Laureate trade name, the profit-split analysis was not applied because directly comparable market royalty data were available in all periods.

From the date of the LBO in 2007 to 2014, the Company did consider and use market data to value institution trade name assets acquired and test them for impairment. In addition, as discussed on previous calls with the Staff, the Company used the profit-split analysis because the Company believed it was a customary, reasonable and acceptable way to evaluate royalty rates in valuation practice.  In the Company’s previous responses, it referred to market rates as “not directly comparable rates.” The Company acknowledges that this wording caused a misunderstanding as to how it used the market data. The Company would like to clarify that the market data considered by the Company related to for-profit education companies and, although not directly comparable, they were indicative of factors that market participants in the education industry would consider when valuing trade names.  Therefore, the Company used the market data in developing a market participant royalty rate range.

A summary of the Company’s trade name assets is as follows:

(in millions)	December 31, 2015*	December 31, 2014
Laureate trade name from LBO	[***]	[***]
Institution trade names from LBO	[***]	[***]
Institution trade names acquired after LBO	[***]	[***]
Total	[***]	$1,462

*                 The trade names asset balance decreased from 2014 to 2015 due to currency devaluation against the U.S. dollar net of acquisitions. The values for 2015 remain subject to completion of the Company’s year-end audit.

The Company’s third party valuation specialists assisted the Company in the initial valuation of approximately [***] of the total balances above at December 31, 2015 and 2014. The remaining balances were valued by the Company’s internal valuation teams.  The valuation approach for the institution trade names through 2014 is summarized as follows:

•                  To initially value the trade names of individual institutions acquired via the LBO and thereafter, the Company consistently considered market royalty rates that were deemed most comparable to its businesses.  The Company used the profit-split analysis to determine royalty rates for institution trade names, while validating that the derived rates were within the observable market range.

•                  Subsequent to the initial valuations, as part of the annual impairment analysis, the Company continued to monitor market data in order to determine whether the market

[***] Confidential Treatment Requested by Laureate Education, Inc. under 17 C.F.R. §§ 200.80(B)(4) and 200.83.

range of rates fluctuated significantly. The procedures to monitor market data included the use of information contained in third-party valuation reports used to value the Company’s trade names acquired including ranges of market comparables from the use of royalty data sources (e.g., Royalty Source, Intangible Spring), the Company’s knowledge of the industry, and discussions with advisors.  The Company has observed that the range of market rates remained consistent from 2007 to 2015.

For all valuation exercises, it was never the Company’s practice to apply a rigid [***] profit split to calculate the royalty rates without corroboration of market rates. To determine the profit-split percentages, the Company considered a range of profit-split percentages and selected an appropriate percentage within the range based on facts and circumstances. In addition to the method and practices described above, the Company considered other qualitative and quantitative factors to confirm the reasonableness of the rates applied. Additional factors included, but were not limited to: (i) the trade name’s reputation, barriers to entry, longevity, pricing power and brand strength, and its impact on business fundamentals; (ii) comparison of royalty rates used across the Company’s numerous acquisitions; (iii) the Company’s own market knowledge as one of the largest market participants in the for-profit education industry; (iv) country specific and other risks; and (v) sensitivity analyses using a range of inputs.  For example, in certain post-LBO acquisitions including, but not limited to, certain institutions in Brazil and China, the Company determined that the royalty rates calculated by the profit-split analysis did not appropriately reflect a market participant’s view, and as a result the Company selected more appropriate rates to value these trade names.

Additional validation of profit-split percentage

Following the discussions with the Staff, the Company performed additional analyses to validate its historical profit-split percentages.  These analyses included examining licensing agreements that the Company, as licensee, entered into or renewed with third-party higher education institutions from 2004 to 2014.  These arrangements provide for prescribed royalty rates payable to third-party institutions for offering programs and degrees where the Company uses the third-party institutions’ trade names.  The Company analyzed the implied profit split percentages of these arrangements based on the contractual royalty rates and the expected operating margins from its management projections at the time when these agreements were executed.  The results of the Company’s analyses corroborate and support the profit-split percentages the Company used historically.

As these agreements are arm’s-length transactions with third parties, the Company believes they provide additional evidence and support that the profit-split percentages used historically were appropriate and represented a market participant’s view.

[***] Confidential Treatment Requested by Laureate Education, Inc. under 17 C.F.R. §§ 200.80(B)(4) and 200.83.

Refined process

In light of the Staff’s comments, and on-going developments in the valuation profession, the Company has refined its process in 2015 and will apply this process going forward.

The Company has organized its institutions into categories based on their underlying operations, business fundamentals, long-term performance, trade name’s reputation, barriers to entry, longevity, pricing power, market reputation, brand strength and other factors. The Company qualitatively and quantitatively analyzed the market licensing agreements relevant to its businesses and the Company’s proprietary licensing agreements mentioned previously.  Using the results of this analysis, the Company determined a narrow range of market royalty rates for each of the categories which reflects a market participant’s view at the institution level. Within these ranges, the Company selected specific royalty rates for each institution’s trade name based on qualitative and quantitative considerations specific for each trade name. The Company believes the royalty rate chosen for each institution represents a market participant’s royalty rate.

To further corroborate the royalty rate chosen for each institution, the Company used a profit-split analysis. The Company’s refined process included a review of the profit-split percentage for material and long-term changes using available market data and changes in the Company’s businesses.

In addition, the Company compared the institution’s royalty rate based on the above categories and ranges of rates to the historical royalty rates applied under RFRM. The Company concluded that the historical rates were appropriate under the refined process, further confirming that the historical purchase accounting valuations and impairment testing were appropriate.

Footnote enhancements

In addition to the foregoing, in connection with the issuance of the 2015 financial statements the Company plans to include the following additional language regarding its trade name valuation policy in Note 2 (Significant Accounting Policies) (see italicized language):

Other intangible assets on the Consolidated Balance Sheets include acquired indefinite-lived Tradenames, which are valued using the relief-from-royalty method. This method estimates the amount of royalty expense that we would expect to incur if the assets were licensed from a third party. We use publicly available information and proprietary third-party arm’s length agreements that Laureate has entered into with various licensors to assist us in estimating a fair value using market participant assumptions. Any costs incurred to internally develop new tradenames are expensed as incurred. Accreditations are not considered a separate unit of account and their values are embedded in the cash flows generated by the institution, which are used to value its tradename. The

Company does not believe accreditations have significant value on their own due to the fact that they are neither exclusive nor scarce, and the direct costs associated with obtaining accreditations are not material.

In addition to the foregoing, the Company plans to include the following additional language in Note 7 (Goodwill and Other Intangible Assets) (see italicized language):

We perform annual impairment tests of our non-amortizable intangible assets, which consist of Goodwill and Tradenames, in the fourth quarter of each year. The impairment charges discussed below were recorded to reduce the assets’ carrying values to fair value.

For the purposes of our annual impairment testing of the Company’s goodwill, fair value measurements were determined primarily using the income approach, based largely on inputs that are not observable to active markets, which would be deemed “Level 3” fair value measurements as defined in Note 21, Fair Value Measurement. These inputs include our expectations about future revenue growth and profitability, effective income tax rates by jurisdiction, and the rate at which the cash flows should be discounted in order to determine this fair value estimate. Where a market approach is used, the inputs also include publicly available data about our competitors’ financial ratios and transactions.

For purposes of our annual impairment testing of the Company’s indefinite-lived tradename assets, fair value measurements were determined using the income approach, based largely on inputs that are not observable to active markets, which would be deemed “Level 3” fair value measurements as defined in Note 21, Fair Value Measurement. These inputs include our expectations about future revenue growth and profitability, effective income tax rates by jurisdiction, and the rate at which the cash flows should be discounted in order to determine the fair value estimate for indefinite-lived tradenames using a relief-from-royalty method calculation. We use publicly available information and proprietary third-party arm’s length agreements that Laureate has entered into with various licensors to assist us in estimating a fair value using market participant assumptions.

Summary

We again would like to clarify that in the Company’s historical valuation practices, it did consider, use, and monitor market data when estimating the royalty rates.  The Company used royalty rates calculated by profit-split analysis to determine the fair value of the trade names only when the rates were consistent with market data.

In light of the Staff’s comments, the Company conducted analyses using the Company’s proprietary licensing arrangements with third parties, and the results of the analyses corroborated the reasonableness of the profit split percentages used historically.

Furthermore, the Company refined its process in applying the RFRM in the preparation of the 2015 financial statements by organizing institution trade names into multiple categories to match the royalty rates of institution trade names with comparable market rates.  The Company plans to use this process in future valuation and impairment exercises.

The Company also acknowledges the Staff’s comment regarding the implication of this discussion on its internal controls over financial reporting.  The Company is evaluating this matter and will conclude before the filing of the next amendment to the Registration Statement.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and clarify the Company’s historical, current and future valuation practices. We would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:	Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.
DLA Piper LLP (US)

Joseph H. Kaufman, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP